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Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
Thousands of Dollars

		Year Ended December 31,
	Quarter Ended March 31, 2001					Transition Period	Year Ended August 31, 1996
		2000	1999	1998	1997
Earnings:
Net Income	$26,049	$69,492	$102,709	$114,987	$75,575	$19,137	$105,773
Add
Income Taxes	15,864	58,776	59,399	65,696	48,795	10,987	65,297
Fixed charges	15,732	67,713	64,888	64,052	63,075	19,344	53,347
Deduct
Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—	—	—

Earnings	57,645	195,981	226,996	244,735	187,445	49,468	224,417

Fixed charges:
Interest charges, excluding AFC — debt	13,769	59,863	57,038	56,202	55,225	17,818	53,347
Distributions on redeemable preferred securities of subsidiary trust	1,963	7,850	7,850	7,850	7,850	1,526	—

Total fixed charges	$15,732	$67,713	$64,888	$64,052	$63,075	$19,344	$53,347

Ratio of earnings to fixed charges	3.7	2.9	3.5	3.8	3.0	2.6	4.2

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  Exhibit 12.01
SOUTHWESTERN PUBLIC SERVICE COMPANY STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES Thousands of Dollars